Exhibit 99.1

NOVA Chemicals: Weak Quarter Ends With Strong December Sales

PITTSBURGH--(BUSINESS WIRE)--January 29, 2009--All financial information is in U.S. dollars, and all earnings per share results are diluted, unless otherwise indicated.

Fourth Quarter 2008 Results

  Net loss of $214 million ($2.56 loss per share) compares to net income of $98 million ($1.18 per share) for the third quarter of 2008, and net income of $126 million ($1.51 per share) for the fourth quarter of 2007.
  Adjusted net loss of $191 million ($2.30 loss per share) compares to adjusted net income of $83 million ($1.00 per share) in the third quarter of 2008, and adjusted net income of $128 million ($1.53 per share) for the fourth quarter of 2007. See Supplemental Measures on page 15.
  Several exceptional factors reduced adjusted earnings in the fourth quarter by a total of $(242) million ($(2.91) per share). See Exceptional Factors Affecting Fourth Quarter Results on Page 2.

Highlights

  Liquidity at the end of the fourth quarter was $573 million, up from $510 million at the end of the third quarter of 2008. NOVA Chemicals increased liquidity by a total of $90 million in the second half of 2008.
  Net debt was reduced by $290 million in the fourth quarter, including a reduction in accounts receivable securitization balances of $150 million.
  Subsequent to the end of the fourth quarter, NOVA Chemicals and its banks unanimously amended covenants that should give the Company use of its bank credit lines during the first half of 2009. See Liquidity on Page 9 for additional information.

“The Company generated strong cash flow, increased its liquidity and reduced debt by $290 million in the quarter despite a large feedstock cost dislocation and low polyethylene order levels in October and November. Customers ran very low on inventory and polyethylene sales volumes rebounded strongly to the highest level in our history for the month of December, and our second best month ever,” said Jeff Lipton, CEO, NOVA Chemicals.

Adjusted EBITDA from the Businesses ($U.S. millions)	Fourth Quarter 2008	Third Quarter 2008

Olefins/Polyolefins	$(210)	$282
INEOS NOVA JV	(77)	(13)
Performance Styrenics	(35)	(8)
Adjusted EBITDA from the Businesses	$(322)	$261

NOVA Chemicals will host a conference call today, Thursday, January 29, 2009 for investors and analysts at 11:30 a.m. EDT (9:30 a.m. MDT; 8:30 a.m. PDT). Media are welcome to join this call in “listen-only” mode. The dial-in number for this call is (416) 406-6419. The replay number is (416) 695-5800 (Reservation No. 3271219). The live call is also available on the Internet at www.investorcalendar.com (ticker symbol NCX).

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with NOVA Chemicals’ other interim and annual financial statement disclosures and its 2007 Annual Report.

(millions of U.S. dollars, except per share amounts or unless otherwise noted)	Three Months Ended			Year Ended
	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007
Revenue	$1,153	$2,088	$1,795	$7,366	$6,732

Adjusted EBITDA (1)
Olefins/Polyolefins (2)	$(210)	$282	$308	$576	$975
INEOS NOVA Joint Venture	(77)	(13)	(6)	(78)	17
Performance Styrenics	(35)	(8)	-	(45)	(5)
Adjusted EBITDA from the Businesses (3)	(322)	261	302	453	987
Corporate (see page 8)	96	(27)	(30)	(12)	(123)
Adjusted EBITDA	$(226)	$234	$272	$441	$864

Operating (loss) income (3)	$(318)	$188	$114	$44	$553

Net (loss) income	$(214)	$98	$126	$(48)	$347
(Loss) earnings per common share, diluted	$(2.56)	$1.18	$1.51	$(0.57)	$4.16
Adjusted (loss) earnings per share, diluted (3)	$(2.30)	$1.00	$1.53	$0.55	$3.88

Funds from operations (3)	$(323)	$152	$149	$99	$557
Cash from operations	$107	$123	$205	$272	$329

(1) Net income before interest expense, income taxes, depreciation and amortization, other gains/losses, mark-to-market feedstock derivatives and restructuring charges (see Supplemental Measures on page 15). In the second quarter of 2008, NOVA Chemicals changed its definition of adjusted EBITDA to exclude the non-cash mark-to-market impact of feedstock derivatives. Prior periods have been restated accordingly.
(2) Olefins/Polyolefins consists of Joffre Olefins, Corunna Olefins and Polyethylene segments.
(3) See Supplemental Measures on page 15.

Exceptional Factors Affecting Fourth Quarter Results

During the fourth quarter of 2008, various exceptional items totaling $382 million before-tax ($242 million after-tax) affected NOVA Chemicals’ results.

  As crude oil and intermediate products dropped dramatically in the fourth quarter of 2008, the selling prices of NOVA Chemicals’ finished products also dropped. Since the Company had higher-cost third quarter inventory flowing through the income statement in the fourth quarter of 2008, we incurred losses of $364 million before-tax ($294 million after-tax). In addition we wrote down the value of our year-end inventory by $129 million before-tax ($90 million after-tax) to reflect market prices as of Dec. 31, 2008.
  A $111 million before-tax ($142 million after-tax) improvement related to the appreciation of the U.S. dollar. Effective Oct. 1, 2008, NOVA Chemicals adopted the U.S. dollar as the functional currency of its Canadian operations. See page 8 for details.

The impact of these items on Adjusted EBITDA and Adjusted Net (Loss) Income is summarized in the table below.

($U.S. millions)	Adjusted EBITDA		Adjusted Net (Loss) Income
Q4’08 Reported		$(226)		$(191)
Add Back: Inventory Impact	493		384
Currency Impact	(111)		(142)
Total Impact		382		242
Total Reported Excluding Impact		$156		$51

2009 Fixed Cost Reduction and Cash Management

As outlined on its Jan. 7, 2009 conference call, NOVA Chemicals plans a number of actions aimed at cost reduction, cash generation and cash conservation. These plans are expected to yield an additional $400 million in cash on an annualized basis compared to 2008.

Review of Business Results

OLEFINS/POLYOLEFINS BUSINESS UNIT
Financial Highlights
(millions of U.S. dollars, except as noted)	Three Months Ended			Year Ended
	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007
Revenue	$801	$1,515	$1,287	$5,301	$4,533

Adjusted EBITDA (1)
Joffre Olefins	$107	$226	$188	$686	$588
Corunna Olefins	(221)	1	52	(179)	209
Polyethylene	(120)	61	64	33	196
Eliminations	24	(6)	4	36	(18)
Total Adjusted EBITDA	$(210)	$282	$308	$576	$975
Depreciation	54	52	55	213	191
Operating (Loss) Income (1)	$(264)	$230	$253	$363	$784

Capital Spending	$40	$32	$48	$133	$116

PE Sales Volumes (millions of pounds) (2)
Advanced SCLAIRTECHTM resins	206	228	244	884	885
All other polyethylene resins	541	636	670	2,548	2,490
Total Sales	747	864	914	3,432	3,375

(1) See Supplemental Measures on page 15.
(2) Third-party sales. Advanced SCLAIRTECH resins are produced at the Joffre site and include SCLAIR® and SURPASS® resins.
Average Benchmark Prices (1)
(U.S. dollars per pound, unless otherwise noted)	Three Month Average			Annual Average
	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007
Principal Products:
Ethylene (2)	$0.39	$0.68	$0.60	$0.59	$0.49
Polyethylene – linear low density butene liner (3)	$0.61	$0.91	$0.75	$0.79	$0.65
Polyethylene – weighted-average benchmark (3)	$0.51	$0.97	$0.77	$0.81	$0.68
Raw Materials:
AECO natural gas (dollars per mmBTU) (4)	$5.51	$7.47	$6.26	$7.74	$5.99
NYMEX natural gas (dollars per mmBTU) (4)	$6.82	$10.09	$7.03	$8.95	$6.92
WTI crude oil (dollars per barrel) (5)	$58.73	$117.98	$90.68	$99.65	$72.34

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast (USGC) Net Transaction Price.
(3) Source. Townsend Polymer Services and Information (TPSI). Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America.
(4) Source: Canadian Gas Price Reporter. AECO gas is weighted-average daily spot gas price. NYMEX gas is Henry Hub 3-Day Average Close.
(5) Source: Platt’s. NYMEX WTI daily spot-settled price average for calendar month.

Review of Operations

The Olefins/Polyolefins business unit reported an adjusted EBITDA loss of $210 million, down significantly from the adjusted EBITDA gain of $282 million in the third quarter of 2008. The quarter-over-quarter decline was due to the unprecedented decline in energy and petrochemical prices, the historical sharp selling price reductions that outpaced flow-through feedstock cost decreases, lower sales volumes and an inventory write-down.

The adjusted EBITDA loss of $210 million in the fourth quarter of 2008 was lower than the adjusted EBITDA gain of $308 million reported in the fourth quarter last year. The decline was due to lower prices, lower sales volumes and higher flow-through feedstock costs in the fourth quarter of 2008 compared to the fourth quarter of 2007, and an inventory write-down.

Olefins/Polyolefins reported adjusted EBITDA of $576 million in 2008, lower than the $975 million in 2007. Higher margins for the Joffre Olefins segment were more than offset by flow-through feedstock cost increases that outpaced higher selling prices for the Corunna Olefins and Polyethylene segments in 2008 versus 2007.

Joffre Olefins

Fourth Quarter 2008 Versus Third Quarter 2008

The Joffre Olefins segment reported adjusted EBITDA of $107 million in the fourth quarter of 2008 despite the extreme volatility in energy and petrochemical markets, down from $226 million in the third quarter of 2008. Margins declined in the fourth quarter due to selling prices that fell faster than feedstock costs and lower sales volumes. Industry average prices for ethylene fell 43% driven by sharply lower feedstock costs in the United States Gulf Coast (USGC) region.

Alberta ethane costs were 20% lower in the fourth quarter. Natural gas prices fell 26% due to sharply lower crude oil prices and ample inventories. In comparison, average USGC ethane prices fell 61% due to effects of hurricanes Gustav and Ike, and the historic decline in energy product markets which weakened demand and caused inventories to accumulate. As a result, the Alberta Advantage fell to an average of 2¢ per pound in the fourth quarter of 2008. The Company expects the Alberta Advantage to return to the 15-year average level of about 8¢ per pound as ethane inventory returns to normal levels.

Fourth Quarter 2008 Versus Fourth Quarter 2007

Joffre Olefins reported an adjusted EBITDA of $107 million in the fourth quarter of 2008, down from $188 million in the fourth quarter of 2007. Despite a moderate decline in Alberta feedstock costs, selling prices fell further, driven by a precipitous decline in USGC feedstock costs. In addition, margins declined mainly due to lower sales volumes in the fourth quarter of 2008 compared to the fourth quarter of 2007.

2008 Versus 2007

Joffre Olefins reported an adjusted EBITDA of $686 million for 2008, significantly higher than the $588 million reported for 2007. Margins expanded as higher prices outpaced feedstock cost increases in 2008 versus 2007. Industry prices averaged 20% higher in 2008 versus one year ago, driven mainly by historically high USGC feedstock costs and strong demand during the first nine months of the year. The average Alberta Advantage in 2008 was 17¢ per pound, the same high level as in 2007.

Corunna Olefins

Fourth Quarter 2008 Versus Third Quarter 2008

Corunna Olefins reported an adjusted EBITDA loss of $221 million in the fourth quarter of 2008, compared to an adjusted EBITDA gain of $1 million in the third quarter of 2008. The decline was due to flow-through feedstock costs that lagged the precipitous drop in selling prices, lower sales volumes and a write-down of inventory to market value as of Dec. 31, 2008. The reduction in feedstock costs resulted in significant reductions in working capital in the fourth quarter.

In the fourth quarter of 2008, the average WTI crude oil price declined 50%, while NOVA Chemicals’ average flow-though crude oil costs fell just 14%. Average co-product selling prices in the fourth quarter were 44% lower and sales volumes were 10% lower than the third quarter of 2008. Industry average prices for ethylene declined 43% driven by sharply lower feedstock costs in the USGC region.

Fourth Quarter 2008 Versus Fourth Quarter 2007

Corunna Olefins reported an adjusted EBITDA loss of $221 million in the fourth quarter of 2008, compared to an adjusted EBITDA of $52 million in the fourth quarter one year ago. Margins declined significantly as selling prices for ethylene and co-products were 17% and 16% lower respectively, and flow-through feedstock costs were 23% higher in the fourth quarter of 2008. Additionally, sales volumes declined by 23%. An inventory write-down in the fourth quarter of 2008 also contributed to the decline.

2008 Versus 2007

Corunna Olefins reported an adjusted EBITDA loss of $179 million for 2008, compared to an adjusted EBITDA of $209 million for 2007. Higher feedstock costs outpaced higher ethylene and co-product selling prices in 2008 versus 2007, sales volume declined 7%, and a write-down of inventory was recorded in 2008. Flow-through feedstock costs increased 51% whereas ethylene and co-product prices increased 30% and 31% respectively, in 2008 versus 2007.

Polyethylene

Fourth Quarter 2008 Versus Third Quarter 2008

The Polyethylene segment reported an adjusted EBITDA loss of $120 million in the fourth quarter of 2008, compared to adjusted EBITDA of $61 million in the third quarter of 2008. The quarter-over-quarter decline was due to lower margins as selling prices fell more rapidly than feedstock costs, and lower sales volumes.

NOVA Chemicals’ sales volume was 747 million pounds in the fourth quarter versus 864 million pounds in the third quarter of 2008. After weak sales volumes in October and November, NOVA Chemicals sold 345 million pounds in December, the highest volume for any December and the second highest monthly sales volume on record. International sales volume represented 14% of total sales which was lower than the 17% in the prior quarter, but equal to the five-year average. Early in the fourth quarter, export sales were unprofitable due to the rapid decline in feedstock costs that brought polyethylene prices down even faster in export markets than in North America. The export window re-opened in late November as international prices began to rise and demand recovered.

Sales of polyethylene manufactured using the Advanced SCLAIRTECH technology (AST polyethylene) totaled 206 million pounds in the fourth quarter, a decrease of 10% versus the third quarter. The Company experienced a smaller decline than the industry average sales growth, which fell 12% as reported by The American Chemistry Council (ACC).

NOVA Chemicals ended the quarter with 12 days of polyethylene inventory, the same historical low level as the third quarter and much lower than the industry average of 33 days as reported by the ACC. Early in the quarter, the unprecedented drop in feedstock costs drove polyethylene prices down sharply. Customers purchased resin at levels much lower than underlying consumption, leading to an inventory build at producers. Later in the quarter, customers increased orders while producers elected to idle a significant proportion of capacity, which led to a record 1 billion pound drop in producer inventory during the month of December.

The North American industry butene liner polyethylene price decreased 30¢ per pound, or 33%, to an average 61¢ per pound, according to Townsend Polymers Services and Information. Rapidly falling energy and feedstock prices led customers to delay purchases in anticipation of lower polyethylene prices, thereby accelerating the price correction. As energy markets stabilized, producers curtailed supply, and demand from converters rebounded in December. Producers announced price increases of 7¢ per pound and 5¢ per pound for implementation Jan.1, 2009, and Feb.1, 2009, respectively.

Fourth Quarter 2008 Versus Fourth Quarter 2007

The Polyethylene segment reported an adjusted EBITDA loss of $120 million in the fourth quarter of 2008, compared to adjusted EBITDA gain of $64 million in the fourth quarter of 2007. The decrease was due to lower selling prices and sales volume, and higher feedstock costs. Industry butene liner polyethylene prices averaged 61¢ per pound in the fourth quarter of 2008 versus 75¢ per pound in the fourth quarter one year ago.

2008 Versus 2007

The Polyethylene segment reported adjusted EBITDA of $33 million for 2008, compared to $196 million for 2007. Higher feedstock costs more than offset higher selling prices in 2008 versus 2007. Industry butene liner polyethylene prices averaged 79¢ per pound in 2008 versus 65¢ per pound in 2007.

NOVA Chemicals’ ability to implement announced price increases depends on many factors that may be beyond its control. See Forward-Looking Information on page 16.

INEOS NOVA Joint Venture

Financial Highlights (1)
(millions of U.S. dollars, except as noted)	Three Months Ended			Year Ended
	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007
Revenue	$320	$549	$450	$1,942	$2,092

Adjusted EBITDA (2)	$(77)	$(13)	$(6)	$(78)	$17
Depreciation	7	7	5	25	21
Operating (Loss) Income (2)	$(84)	$(20)	$(11)	$(103)	$(4)

Capital Spending	$4	$4	$12	$20	$30

Sales Volumes (3) (millions of pounds)
Styrene Monomer	216	237	223	976	1,265
Solid and Expandable Polystyrene	320	372	394	1,526	1,688
Total Sales	536	609	617	2,502	2,953

(1) As of Oct. 1, 2007, the results reflect NOVA Chemicals’ 50% share in INEOS NOVA.
(2) See Supplemental Measures on page 15.
(3) Third-party sales. Polystyrene sales consist of solid polystyrene sales in North America and solid and expandable polystyrene sales in Europe.
Average Benchmark Prices (1)
(U.S. dollars per pound, unless otherwise noted)	Three Month Average			Annual Average
	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007
Principal Products:
Styrene Monomer – North America (2)	$0.56	$0.86	$0.69	$0.73	$0.68
Solid Polystyrene – North America (2)	$0.99	$1.20	$1.00	$1.08	$0.98
Solid Polystyrene – Europe (2)	$0.57	$0.94	$0.83	$0.82	$0.81
Raw Materials:
Benzene (dollars per gallon) (2)	$2.30	$4.36	$3.44	$3.57	$3.62
Ethylene (2)	$0.39	$0.68	$0.60	$0.59	$0.49

(1) Average benchmark prices do not necessarily reflect actual prices realized by INEOS NOVA or any other petrochemical company.
(2) Source: CMAI Contract Market.

Review of Operations

Fourth Quarter 2008 Versus Third Quarter 2008

NOVA Chemicals’ 50% share of INEOS NOVA provided an adjusted EBITDA loss of $77 million in the fourth quarter of 2008, compared to an adjusted EBITDA loss of $13 million in the third quarter of 2008. Selling prices for both styrene monomer and polystyrene declined much faster than flow-through feedstock costs, and volumes fell significantly in the fourth quarter versus the third quarter of 2008. In North America, business performance was negatively affected by the unprecedented decline in energy and petrochemical markets and the deepening recession, which led to significant declines in durable goods consumption and production. Benzene, the major raw material for styrene and polystyrene production, declined 85% from its peak in August to mid-December, with most of the change occurring in the fourth quarter. In Europe, the situation was very similar and monomer and polymer selling price declines in both regions led customers to dramatically curtail purchases and reduce inventories. Industry prices for styrene and polystyrene in North America fell 35% and 18% respectively, while European polystyrene prices fell 39% in the fourth quarter of 2008 versus the third quarter of 2008.

At the end of 2008, INEOS NOVA achieved an annualized run rate of $80 million of synergies, up from $63 million at the end of the third quarter of 2008. The business is on track to deliver synergies at an annualized target rate of $135 million by the end of 2009 through further cost cutting and business optimization. NOVA Chemicals’ share of any savings is 50%.

Fourth Quarter 2008 Versus Fourth Quarter 2007

NOVA Chemicals’ 50% share of INEOS NOVA provided an adjusted EBITDA loss of $77 million in the fourth quarter of 2008, compared to an adjusted EBITDA loss of $6 million in the fourth quarter of 2007. Selling prices for both styrene monomer and polystyrene declined much more than flow-through feedstock costs, and volumes fell significantly in the fourth quarter of 2008 versus the fourth quarter of 2007, as the rapid decline in energy prices and weakening economies of North America and Europe caused customers to curtail purchases to minimum requirements. Industry prices for styrene and polystyrene in North America fell 19% and 1%, respectively, while European polystyrene prices fell 31% in the fourth quarter of 2008 versus the fourth quarter of 2007.

2008 Versus 2007

NOVA Chemicals’ 50% share of INEOS NOVA provided an adjusted EBITDA loss of $78 million for 2008, compared to an adjusted EBITDA gain of $17 million for 2007. The decline in EBITDA was due to significantly lower sales volumes and higher flow-through feedstock costs in 2008 versus 2007.

PERFORMANCE STYRENICS BUSINESS UNIT

Financial Highlights
(millions of U.S. dollars, except as noted)	Three Months Ended			Year Ended
	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007
Revenue	$70	$114	$107	$433	$412

Adjusted EBITDA (1)	$(35)	$(8)	$-	$(45)	$(5)
Depreciation	6	6	6	24	25
Operating Loss (1)	$(41)	$(14)	$(6)	$(69)	$(30)

Capital Spending	$6	$1	$-	$13	$10

Sales Volumes (2) (millions of pounds)	65	93	99	366	417

(1) See Supplemental Measures on page 15.
(2) Third-party sales.
Average Benchmark Prices (1)
(U.S. dollars per pound)	Three Month Average			Annual Average
	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007
Styrene Monomer	$0.56	$0.86	$0.69	$0.73	$0.68
Expandable Polystyrene	$1.08	$1.14	$1.02	$1.07	$0.99

(1) Source: CMAI. Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.

Review of Operations

Fourth Quarter 2008 Versus Third Quarter 2008

Performance Styrenics reported an adjusted EBITDA loss of $35 million in the fourth quarter of 2008 compared to a loss of $8 million in the third quarter of 2008. The decrease was primarily due to lower margins as flow-through feedstock costs declined less than selling prices, and sales volumes declined across all product lines. As outlined in the conference call on January 7, 2009, the business unit will be completely restructured, resulting in an anticipated fixed cost reduction of 40% and a significant cut in working capital requirements.

Expandable Polystyrene (EPS) sales declined 35% in the fourth quarter due to weak construction markets and higher Asian imports. Imports were more competitive early in the quarter as supply concerns after the USGC hurricanes propped up costs for key styrenics feedstocks in North America. In the fourth quarter, ARCEL® resins and DYLARK® resin sales volumes fell 33% and 17%, respectively, versus the third quarter as consumers curtailed purchases of durable goods like electronics and automobiles.

In the fourth quarter of 2008, Elemix® Concrete Additive passed Underwriters Laboratory (UL) fire tests, permitting its use in a broader range of applications.

Fourth Quarter 2008 Versus Fourth Quarter 2007

The Performance Styrenics segment reported an adjusted EBITDA loss of $35 million in the fourth quarter of 2008 compared to break-even adjusted EBITDA in the fourth quarter of 2007. Higher selling prices were more than offset by higher flow-through feedstock costs and lower sales volume in the fourth quarter of 2008 versus the fourth quarter of 2007.

EPS sales declined 34% in the fourth quarter versus the fourth quarter of 2007 as imports took market share and demand was weaker due to the slowdown in construction. DYLARK resin sales volumes declined 51% as automotive sales and production fell dramatically in the fourth quarter of 2008 from the same period a year ago while ARCEL resin sales were 28% lower in the fourth quarter of 2008.

2008 Versus 2007

The Performance Styrenics segment reported an adjusted EBITDA loss of $45 million for 2008, compared to an adjusted EBITDA loss of $5 million for 2007. Higher selling prices were more than offset by higher flow-through feedstock costs and lower sales volume in 2008 versus 2007.

EPS sales volume declined 10% in 2008 versus 2007, roughly equivalent to the overall North American EPS market decline in 2008, and driven mainly by weak sales into construction markets in the fourth quarter. EPS sales into higher margin cup and packaging markets were higher by 7% and 17%, respectively, in 2008. DYLARK resin sales volume declined 26% in 2008 versus 2007, as automotive markets were relatively weak all year. ARCEL resin sales volume increased 3% in 2008 as compared to 2007, as ARCEL resins were qualified and used in new business.

CORPORATE
(millions of U.S. dollars)	Three Months Ended			Year Ended
	Dec. 31 2008	Sep 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007
Before-Tax Corporate Items:
Corporate operating costs(1)	$(8)	$(23)	$(27)	$(98)	$(95)
Stock-based compensation and profit sharing (2)	(14)	(7)	(6)	(42)	(37)
Mark-to-market feedstock derivatives (3)(4)	8	22	(13)	(87)	21
Foreign exchange (impact of functional currency change)	117	-	-	117	-
Restructuring	(32)	-	(76)	(37)	(86)
Operating income (loss)	$71	$(8)	$(122)	$(147)	$(197)

Add back:
Mark-to-market feedstock derivatives (3)(4)	(8)	(22)	13	87	(21)
Corporate depreciation	1	3	3	11	9
Restructuring	32	-	76	37	86
Adjusted EBITDA (3)	$96	$(27)	$(30)	$(12)	$(123)

(1) Includes corporate depreciation.

(2) NOVA Chemicals has three cash-settled, stock-based compensation plans that are marked to market with changes in the value of the common stock price. NOVA Chemicals entered into forward transactions with the intent to effectively neutralize the mark-to-market impact of two of the stock-based compensation plans. One forward transaction was settled in January 2009, and the other was extended through November 2009 (see page 9). In the fourth quarter of 2008, NOVA Chemicals changed its accounting policy for one of its stock-based compensation plans. Stock-based compensation also includes the amount expensed related to the fair value of stock options earned by employees during the period. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets.

(3) In the second quarter of 2008, NOVA Chemicals changed its definition of adjusted EBITDA to exclude the non-cash mark-to-market impact of feedstock derivatives. Prior periods have been restated accordingly.

(4) NOVA Chemicals is required to record on its balance sheet the market value of its open derivative positions which do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded as earnings or loss each period. These mark-to-market adjustments are recorded in the Feedstock and operating costs line on the Consolidated Statements of (Loss) Income and as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results.

Corporate Operating Costs

Corporate operating costs were lower in the fourth quarter of 2008 as compared to the third quarter of 2008 primarily due to reduction of incentive compensation accruals and other year-end accruals.

Stock-based Compensation and Profit Sharing

Stock-based compensation expenses increased during the fourth quarter of 2008 and the year ended Dec. 31, 2008 primarily due to the decline in NOVA Chemicals’ stock price. As a result of the stock price decline, the forward transactions which were initiated to hedge the mark-to-market changes were no longer effective, resulting in higher expense. This increased expense was partially offset by reversal of the year-to-date profit sharing accrual during the fourth quarter of 2008 and the mark-to-market benefit of the third stock-based compensation plan.

Mark-to-Market Feedstock Derivatives

The mark-to-market value of NOVA Chemicals’ open feedstock positions improved in the fourth quarter of 2008, resulting in a non-cash gain of $8 million ($6 million after-tax). The Company locks in a portion of its propane and butane feedstock requirements as a percentage of crude oil using forward contracts that extend to 2012. Strengthening forward propane and butane prices as a percentage of forward crude oil prices drove the non-cash mark-to-market improvement.

NOVA Chemicals recorded an unrealized gain of $22 million ($15 million after-tax) in the third quarter of 2008 and an unrealized loss of $13 million ($9 million after-tax) in the fourth quarter of 2007 on the feedstock derivative positions.

Functional Currency Change

In the third quarter of 2008, the INEOS NOVA joint venture obtained independent financing through a North American accounts receivable securitization program. This substantially eliminated the joint venture’s potential reliance on NOVA Chemicals to fund operations. As a result of this change in circumstances, NOVA Chemicals undertook a review of the functional currency exposures of all of its businesses and concluded that the currency exposures of its Canadian operations are predominately U.S. dollars. Accordingly, as required by generally accepted accounting principles, NOVA Chemicals commenced recording transactions in its Canadian operations using U.S. dollars as the functional currency effective Oct. 1, 2008. This results in foreign currency impacts of holding Canadian dollar denominated financial assets and liabilities being recorded through the income statement rather than being included in translation gains and losses deferred in accumulated other comprehensive income (AOCI). NOVA Chemicals accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in the Canadian operations.

The Canadian to U.S. dollar exchange rate changes resulted in $117 million of foreign exchange non-cash income during the fourth quarter of 2008 that was recorded in Corporate results. NOVA Chemicals will continue to see such foreign exchange gains and losses flow through earnings in the future and will separately highlight these amounts on the Consolidate Statement of Income (Loss).

Restructuring

During the fourth quarter of 2008, NOVA Chemicals recorded restructuring charges totaling $32 million ($29 million after-tax). These charges include: impairment charges related to certain joint venture and equity investments, costs incurred for discontinued capital projects, and other restructuring costs related to actions taken to reduce costs.

Capitalization, Liquidity and Cash Flow

Capitalization
(millions of U.S. dollars)	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007
Net current debt (1)	$333	$253	$253
Long-term debt	1,270	1,492	1,540
Less: cash and cash equivalents	(74)	(76)	(118)
Total debt, net of cash, cash equivalents, and restricted cash	1,529	1,669	1,675
Total shareholders’ equity	914	1,160	1,101

Decrease in debt, net of cash	140	60	105

(1) See Supplemental Measures on page 15.

Liquidity

Liquidity is defined as total revolving credit facilities, less utilization (including letters of credit), plus cash and cash equivalents. NOVA Chemicals’ total liquidity at the end of the fourth quarter of 2008 was $573 million, up from $510 million at the end of the third quarter of 2008, and above the midpoint of the Company’s target range. The Company’s future liquidity is dependent on the actions described below and many other factors such as cash generated from ongoing operations, internal actions taken to reduce costs and conserve cash and other potential sources of financing.

NOVA Chemicals has five revolving credit facilities totaling $683 million. As of Dec. 31, 2008 and Sep. 30, 2008, NOVA Chemicals had utilized $184 million and $249 million of its revolving credit facilities, respectively (of which $40 million and $46 million, respectively, was in the form of letters of credit).

Two of the revolving credit facilities, the total return swap and NOVA Chemicals’ Accounts Receivable Securitization programs are governed by financial covenants which NOVA Chemicals is required to comply with on a quarterly basis. The covenants require a maximum net debt-to-cash flow ratio of 5:1 and a minimum interest coverage ratio of 2:1. At Dec. 31, 2008, the Company was in compliance with these financial covenants. NOVA Chemicals has negotiated amendments to these financial covenants that provide relief to give the Company access to its major credit lines during the first half of 2009, subject to complying with certain conditions which include securing $100 million in additional financing by Feb. 28, 2009 and an additional $100 million by June 1, 2009. The Company is well advanced in negotiations to secure the first $100 million in financing and feels confident this will be in place by Feb. 28, 2009. NOVA Chemicals is also in negotiations on the second financing requirement. NOVA Chemicals’ ability to maintain compliance with these financial covenants is dependent on various factors, certain of which are outside the Company’s control. Such factors include future industry and capital market conditions, impacts of planned restructuring activities and results of ongoing negotiations with the Company’s core group of banks and other sources of financing. If NOVA Chemicals breaches these covenants or other covenants it could result in a default and in the case of the revolving credit facilities, permit the lenders to declare all amounts outstanding to be due and payable and to terminate all commitments to extend further credit. See Supplemental Measures on page 15 for covenant definitions.

NOVA Chemicals’ $250 million 7.4% debentures are scheduled to mature on Apr. 1, 2009. The Company currently expects that its year-end liquidity position coupled with core bank support and internal actions taken to conserve cash will put the Company in a position to deal with this bond maturity.

In September 2008, NOVA Chemicals extended the maturity date of the total return swap with respect to the $126 million of Series A preferred shares by one year to Oct. 31, 2009. In December 2008, NOVA Chemicals amended the terms of the total return swap to eliminate the stock price trigger by which the counterparty would have had the right to terminate the total return swap. Cash collateral of $45 million has been provided to the counterparty as of December 31, 2008 and is included in Restricted cash on the Consolidated Balance Sheets. An additional $6 million of cash collateral has been provided so far in 2009.

In September 2008, the Company extended to November 2009 its two forward transactions that were intended to neutralize the mark-to-market impact of two of its cash-settled stock-based compensation plans. Accrued interest for the three-year period on both forward transactions of $29 million was paid in November 2008. Due to the decrease in NOVA Chemicals stock price, the forward transactions were no longer effectively neutralizing the mark-to-market impact of the two stock-based compensation plans and NOVA Chemicals settled one of the forward transactions in January 2009 for $42 million. The remaining forward transaction contains stock price triggers which allow the counterparty to terminate the agreement if NOVA Chemicals stock price is $8 or less for three consecutive trading days commencing Feb. 1, 2009. If this stock price trigger is met and the counterparty elects to terminate the agreement, based on its current stock price, NOVA Chemicals would owe the counterparty approximately $84 million. If the Company’s stock price is $12 or less for three consecutive trading days commencing Feb. 1, 2009, NOVA Chemicals would be required to repay $17 million of the forward transaction.

NOVA Chemicals also has $300 million in accounts receivable securitization programs that expire on June 30, 2010. The balances as of Dec. 31, 2008 and Sep. 30, 2008, were $175 million and $286 million, respectively. NOVA Chemicals does not include any undrawn amounts under the accounts receivable securitization programs as part of liquidity.

The INEOS NOVA joint venture has two accounts receivable securitization programs, a $150 million North American program and a €120 million European program. NOVA Chemicals’ 50% share of the balances as of Dec. 31, 2008 and Sep. 30, 2008, were $27 million and $39 million, respectively, under the North American program and €25 million and €44 million, respectively, under the European program.

Cash Flow and Working Capital

During the fourth quarter of 2008, cash flow from operations was $107 million, lower than the $123 million reported in the third quarter of 2008. Working capital decreased $494 million in the fourth quarter of 2008 primarily due to a weak order pattern in the first part of the quarter and significantly reduced selling prices and inventory values driven by the rapid drop in crude oil prices. Working capital was also impacted by a reduction in income taxes payable as a result of the fourth quarter 2008 net loss.

Feedstock Derivative Positions

NOVA Chemicals maintains a derivatives program to manage risk associated with its crude oil feedstock purchases. In the fourth quarter of 2008, the Company recorded a net after-tax gain of $2 million on realized positions compared to a net after-tax loss of $8 million in the third quarter of 2008 and a net after-tax gain of $6 million in the fourth quarter of 2007.

Mark-to-market adjustments, related to the change in the value of open feedstock positions, are recorded as part of Corporate results until the positions are realized. Once realized, any income effects are recorded in business results. See page 8 for more details.

Summary Quarterly Financial Information
(millions of U.S. dollars, except per share amounts	Three Months Ended
	2008				2007
	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31

Revenue	$1,153	$2,088	$2,213	$1,912	$1,795	$1,755	$1,676	$1,506
Operating (loss) income	$(318)	$188	$67	$107	$114	$188	$150	$101
Net (loss) income	$(214)	$98	$18	$50	$126	$97	$80	$44
(Loss) earnings per share
- basic	$(2.56)	$1.18	$0.21	$0.60	$1.52	$1.17	$0.97	$0.53
- diluted	$(2.56)	$1.18	$0.21	$0.60	$1.51	$1.16	$0.96	$0.53
Adj. (loss) earnings per share (1)	$(2.30)	$1.00	$1.00	$0.85	$1.53	$1.01	$1.00	$0.33
Weighted-average common shares outstanding (millions)
- basic	83.2	83.2	83.1	83.1	83.0	83.0	82.9	82.7
- diluted	83.2	83.2	83.2	83.2	83.4	83.8	83.7	83.5

(1) See Supplemental Measures on page 15.

Changes in Net Income
(millions of U.S. dollars)	Q4 2008 Compared to		2008 Compared with 2007
	Q3 2008	Q4 2007
Lower operating margin (1)	$(580)	$(596)	$(621)
Higher research and development	-	-	(2)
(Higher) lower selling, general and administrative	(11)	2	(25)
(Higher) lower restructuring charges	(32)	44	49
Higher foreign exchange income due to change in functional currency	117	117	117
Lower (higher) depreciation and amortization	-	1	(27)
Lower interest expense	5	11	19
Higher net (losses) and gains	1	(19)	(22)
Lower income tax expense	188	100	117
Decrease in net income	$(312)	$(340)	$(395)

(1) Operating margin equals revenue less feedstock and operating costs (includes impact of realized and unrealized gains and losses on mark-to-market feedstock derivatives), see page 8.

Net income for the fourth quarter of 2008 and full year 2008 was significantly lower than the comparative periods primarily due to lower margins resulting from the dramatic drop in energy and petrochemical prices which led to large inventory flow-through impacts and an inventory write-down. During the fourth quarter of 2008, sharp price reductions and lower sales volumes also contributed to the margin decline. Income tax expense was also lower in all periods presented primarily due to lower taxable income.

Selling, general and administrative costs were $25 million higher in 2008 as compared to 2007 primarily due to increased professional fees, consulting costs and stock-based compensation expenses.

In the fourth quarter of 2008, NOVA Chemicals changed the functional currency of its Canadian operations to U.S. dollars. This change resulted in foreign exchange income of $117 million during the fourth quarter of 2008.

Depreciation expense was $27 million higher in 2008 as compared to 2007 due to additional depreciation recorded in the INEOS NOVA joint venture, increased amortization of other joint venture start-ups costs and $6 million of additional depreciation expense in connection with the Company’s change in functional currency.

A decrease in other gains and losses during the fourth quarter of 2008 as compared to the fourth quarter of 2007 and the year ended Dec. 31, 2008 as compared to the year ended Dec. 31, 2007 is due to sale of the previously closed Chesapeake, Virginia site for $20 million during the fourth quarter of 2007.

CONSOLIDATED FINANCIAL INFORMATION (1)
Consolidated Statements of Net Income (Loss)
(unaudited, millions of U.S. dollars, except per share amounts)	Three Months Ended			Year Ended
	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007

Revenue	$1,153	$2,088	$1,795	$7,366	$6,732
Feedstock and operating costs (excluding depreciation)	1,419	1,774	1,465	6,852	5,597
Research and development	13	13	13	52	50
Selling, general and administrative	56	45	58	225	200
Restructuring	32	-	76	37	86
Foreign exchange impact of change in functional currency	(117)	-	-	(117)	-
Depreciation and amortization	68	68	69	273	246
	1,471	1,900	1,681	7,322	6,179

Operating (loss) income	(318)	188	114	44	553

Interest expense, net	(34)	(39)	(45)	(156)	(175)
Other (losses) gains, net	-	(1)	19	(2)	20
	(34)	(40)	(26)	(158)	(155)
(Loss) income before income taxes	(352)	148	88	(114)	398

Income tax (recovery) expense	(138)	50	(38)	(66)	51
Net (loss) income	$(214)	$98	$126	$(48)	$347

(Loss) earnings per share
- basic	$(2.56)	$1.18	$1.52	$(0.57)	$4.19
- diluted	$(2.56)	$1.18	$1.51	$(0.57)	$4.16
Consolidated Balance Sheets
(unaudited, millions of U.S. dollars)	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007
Assets
Current assets
Cash and cash equivalents	$74	$76	$118
Accounts receivable	290	515	608
Inventories	529	1,031	882
Prepaid expenses and other assets	34	44	20
Future income taxes	68	118	118
Restricted cash	49	4	4
	1,044	1,788	1,750
Investments and other assets	182	156	177
Property, plant and equipment, net	2,808	2,837	3,047
	$4,034	$4,781	$4,974
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$2	$3	$3
Accounts payable and accrued liabilities	781	980	1,183
Long-term debt due within one year	380	254	254
	1,163	1,237	1,440
Long-term debt	1,270	1,492	1,540
Future income taxes	385	534	628
Deferred credits and long-term liabilities	302	358	265
	3,120	3,621	3,873
Shareholders’ equity
Common shares	508	508	505
Contributed surplus	25	24	27
Reinvested (deficit) earnings	(83)	138	(43)
Accumulated other comprehensive income	464	490	612
	914	1,160	1,101
	$4,034	$4,781	$4,974
(1) The consolidated financial information does not include note disclosures that would be included in full interim financial statements prepared in accordance with Canadian GAAP.

Consolidated Statements of Cash Flows
(unaudited, millions of U.S. dollars)	Three Months Ended			Year Ended
	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007
Operating activities
Net (loss) income	$(214)	$98	$126	$(48)	$347
Depreciation and amortization	68	68	69	273	246
Future income tax (recovery) expense	(75)	6	(101)	(123)	(58)
Unrealized (gain) loss on derivatives	(8)	(22)	13	87	(21)
Unrealized foreign exchange (gain) loss	(119)	-	-	(119)	-
Other losses (gains)	-	1	(19)	2	(20)
Stock option expense	-	1	-	2	2
Non-cash restructuring charges	25	-	61	25	61
	(323)	152	149	99	557

Changes in non-cash working capital:
Accounts receivable	203	204	(8)	281	(53)
Inventories	420	61	(60)	317	(232)
Other current assets	(39)	1	3	(40)	(4)
Future income taxes	50	-	(118)	50	(118)
Accounts payable and accrued liabilities	(140)	(312)	166	(354)	176
	494	(46)	(17)	254	(231)

Changes in other current assets and non-current assets and liabilities	(64)	17	73	(81)	3
Cash flow from operating activities	107	123	205	272	329

Investing activities
Property, plant and equipment additions	(50)	(37)	(60)	(166)	(156)
Turnaround costs, long-term investments and other assets	(4)	(30)	(3)	(44)	(42)
Acquisition of production rights	-	-	(30)	-	(30)
Proceeds on asset sales and other capital transactions	-	-	4	-	6
Cash flow used in investing activities	(54)	(67)	(89)	(210)	(222)

Financing activities
(Decrease) increase in current bank loans	(1)	-	2	(1)	2
Long-term debt additions	-	-	1	1	1
Long-term debt repayments	-	(126)	-	(128)	(12)
(Decrease) increase in revolving debt facilities	(60)	85	(111)	37	(4)
Options retired for cash	-	-	(3)	-	(6)
Common shares issued	-	1	-	3	8
Common share dividends	(7)	(7)	(8)	(31)	(31)
Cash flow used in financing activities	(68)	(47)	(119)	(119)	(42)

Increase in cash due to exchange rates	13	-	-	13	-

(Decrease) increase in cash and cash equivalents	(2)	9	(3)	(44)	65
Cash and cash equivalents, beginning of period	76	67	121	118	53
Cash and cash equivalents, end of period	$74	$76	$118	$74	$118

Cash tax payments, net of refunds	$(8)	$35	$7	$47	$62

Cash interest payments	$63	$44	$42	$190	$172

Consolidated Statements of Changes in Shareholders’ Equity
(unaudited, millions of U.S. dollars, except share amounts)	Three Months Ended			Year Ended
	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007

Common shares
Balance at beginning of period	$508	$507	$505	$505	$497
Common shares issued	-	1	-	3	8
Balance at end of period	$508	$508	$505	$508	$505

Contributed surplus
Balance at beginning of period	$24	$24	$26	$27	$25
Contribution of post-retirement plans to INEOS NOVA	-	-	-	(4)	-
Stock option compensation cost	1	-	1	2	2
Balance at end of period	$25	$24	$27	$25	$27

Reinvested (deficit) earnings
Balance at beginning of period	$138	$47	$(157)	$(43)	$(354)
Net (loss) income	(214)	98	126	(48)	347
Adoption of inventory full costing	-	-	-	39	-
Common share dividends	(7)	(7)	(8)	(31)	(31)
Stock options retired for cash	-	-	(4)	-	(5)
Balance at end of period	$(83)	$138	$(43)	$(83)	$(43)

Accumulated other comprehensive income
Balance at beginning of period	$490	$589	$587	$612	$378
Other comprehensive (loss) income:
Unrealized (loss) gain on translation of self-sustaining foreign operations	3	(99)	25	(119)	235
Realized cumulative translation gains	(30)	-	-	(30)	-
Unrealized gain (loss) on available for sale securities	1	-	-	1	(1)
Balance at end of period	$464	$490	$612	$464	$612

Total shareholders’ equity	$914	$1,160	$1,101	$914	$1,101

Common shares
Balance at beginning of period	83,160,889	83,140,439	83,050,989	83,054,528	82,561,272
Common shares issued	-	20,450	3,539	106,361	493,256
Balance at end of period	83,160,889	83,160,889	83,054,528	83,160,889	83,054,528
Consolidated Statements of Comprehensive (Loss) Income
(unaudited, millions of U.S. dollars)	Three Months Ended			Year Ended
	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007

Net (loss) income	$(214)	$98	$126	$(48)	$347
Other comprehensive (loss) income:
Unrealized gain (loss) on translation of self-sustaining foreign operations	3	(99)	25	(119)	235
Realized cumulative translation gains	(30)	-	-	(30)	-
Unrealized gain (loss) on available for sale securities	1	-	-	1	(1)
Comprehensive (loss) income	$(240)	$(1)	$151	$(196)	$581

Supplemental Measures

NOVA Chemicals presents certain supplemental measures below, which do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that certain non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to investors and other readers because the information is an appropriate measure for evaluating NOVA Chemicals operating performance. Internally, the Company uses this non-GAAP financial information as an indicator of business performance, with specific reference to these indicators. These measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with GAAP.

  Adjusted EBITDA – defined on page 2, assists investors in determining NOVA Chemicals’ ability to generate cash from operations.
  Adjusted EBITDA from the Businesses – defined on page 1, highlights the ongoing performance of the business units excluding one-time charges, events or other items that are not driven by the business units.
  Adjusted net (loss) income – equals net income (loss) plus (minus) after-tax mark-to-market feedstock derivative unrealized (gains) losses, after-tax restructuring charges and other after-tax non-recurring items. Adjusted net income allows investors to compare the underlying financial results for various periods.
  Adjusted earnings per share, diluted – equals adjusted net (loss) income divided by diluted weighted-average common shares outstanding. Adjusted EPS allows investors to analyze the underlying financial results for various periods on a comparative basis.

Reconciliation of Adjusted Net (Loss) Income and Adjusted EPS	Three Months Ended			Year Ended
(millions of U.S. dollars, except per share amounts)	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007
Net (loss) income	$(214)	$98	$126	$(48)	$347
Non-GAAP Adjustments:
After-tax mark-to-market feedstock derivative unrealized (gains) losses	(6)	(15)	9	61	(13)
Canadian tax-rate reduction benefit	-	-	(53)	-	(65)
After-tax restructuring charges	29	-	46	33	55
Adjusted net (loss) income	$(191)	$83	$128	$46	$324
Diluted weighted-average common shares outstanding	83.2	83.2	83.4	83.1	83.5
Adjusted EPS	$(2.30)	$1.00	$1.53	$0.55	$3.88
  Funds from operations – equals cash flow from (used in) operating activities excluding changes in non-cash working capital and changes in other current assets and non-current assets and liabilities.
  Interest coverage – consolidated adjusted EBITDA (excluding the INEOS NOVA JV) divided by interest expense for the preceding twelve-month period.
  Net current debt – equals long-term debt due within one year and bank loans, less restricted cash.
  Net debt to cash flow – equals consolidated debt (including accounts receivable securitization funding), less preferred shares and cash and cash equivalents, divided by consolidated adjusted EBITDA. Consolidated debt and consolidated adjusted EBITDA exclude amounts for the INEOS NOVA JV. This measure is provided to assist investors in calculating NOVA Chemicals’ debt covenant.
  Net debt to total capitalization – equals total debt, net of cash and cash equivalents, and restricted cash, divided by total common shareholders’ equity plus net debt. This measure can be used to analyze the leverage of the Company.
  Operating income (loss) –equals net income (loss) before income taxes, interest expense and other gains and losses. This measure is provided to assist investors in analyzing NOVA Chemicals' income from operations.
  Total capitalization – includes shareholders’ equity and total debt, net of cash and cash equivalents, and restricted cash.

Forward-Looking Information

This news release contains forward-looking information with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such forward-looking information. Forward-looking information for the time periods beyond 2009 involve longer-term assumptions and estimates than forward-looking information for 2009 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this news release not to place undue reliance on its forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information.

The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking information. Specific forward-looking information contained in this news release includes, among others, statements regarding: NOVA Chemicals’ use of its major credit lines during the first half of 2009; NOVA Chemicals’ plans for fixed cost reductions and cash management in 2009 and the potential results of such plans; NOVA Chemicals’ belief that its Alberta Advantage will return to its 15-year average; NOVA Chemicals’ belief that INEOS NOVA is on track to deliver synergies at an annualized rate of $135 million by the end of 2009; NOVA Chemicals’ beliefs and expectations concerning the restructuring of its Performance Styrenics business; NOVA Chemicals’ initiatives with respect to securing additional financing; NOVA Chemicals’ ability to maintain compliance with its financial covenants and the implications if NOVA Chemicals’ breaches such covenants; and NOVA Chemicals’ expectation that its year-end liquidity position, when coupled with core bank support and internal actions taken to conserve cash will put the Company in a position to deal with the bond maturity. With respect to forward-looking information contained in this news release, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information include: a deterioration in NOVA Chemicals’ cash balances or liquidity; NOVA Chemicals’ lenders willingness to extend maturing credit facilities or provide any consents or waivers; NOVA Chemicals’ ability to access capital markets, which could impact NOVA Chemicals’ ability to react to changing economic and business conditions; commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals’ ability to implement its business strategies; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health, and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals’ Performance Polymers; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals’ business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals’ executive officers; uncertainties associated with the North American, South American, European, and Asian economies, terrorist attacks, severe weather events, and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals.

NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.

Trademark Information

Advanced SCLAIRTECHTM is a trademark of NOVA Chemicals; ARCEL®, DYLARK® and Elemix are registered trademarks of NOVA Chemicals Inc.; SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere, authorized use/utilisation autorissée; and SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

INVESTOR INFORMATION
For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com		Transfer Agent and Registrar
Contact Information		CIBC Mellon Trust Company 600 The Dome Tower, 333 Seventh Avenue S.W. Calgary, Alberta, Canada T2P 2Z1
Phone: (403) 750-3600 (Canada) or (412) 490-4000 (United States)
Internet: www.novachemicals.com	E-Mail: invest@novachem.com	Phone:	(403) 232-2400 / 1-800-387-0825
		Fax:	(403) 264-2100
NOVA Chemicals Corporation 1000 Seventh Avenue S.W., P.O. Box 2518 Calgary, Alberta, Canada T2P 5C6		Internet:	www.cibcmellon.com

Share Information
If you would like to receive a shareholder information package, please contact us at (403) 750-3600 or (412) 490-4000 or via e-mail at publications@novachem.com		NOVA Chemicals’ trading symbol on the New York and Toronto Stock Exchanges is NCX.

NOVA Chemicals files additional information, including its Annual Information Form, with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml

CONTACT:
NOVA Chemicals Corporation
Investor Relations
Chuck Magro, 412-490-5047
or
Media Relations
Greg Wilkinson, 412-490-4166